UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2025
Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Marisa Wyse
	Name:	Marisa Wyse
	Title:	Chief Legal Officer and Corporate Secretary

Date:  April 16, 2025

Exhibit Index

Exhibit Number	Description of Document

99.1
Second Amending Supplemental Indenture to the Eighth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.2
First Amending Supplemental Indenture to the Ninth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.3
Second Amending Supplemental Indenture to the Fifteenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.4
First Amending Supplemental Indenture to the Nineteenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.5
Second Amending Supplemental Indenture to the Sixteenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.6
First Amending Supplemental Indenture to the Twentieth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.7
Second Amending Supplemental Indenture to the Second Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.8
Second Amending Supplemental Indenture to the Seventeenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.9
Second Amending Supplemental Indenture to the Fourth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.10
Second Amending Supplemental Indenture to the Sixth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.11
Second Amending Supplemental Indenture to the Seventh Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.12
First Amending Supplemental Indenture to the Tenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.13
First Amending Supplemental Indenture to the Eleventh Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.14
First Amending Supplemental Indenture to the Twelfth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.15
Second Amending Supplemental Indenture to the Eighteenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.16	Fourth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and The Bank of New York Mellon.

99.17
First Amending Supplemental Indenture to the Nineteenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.18
First Amending Supplemental Indenture to the Fourteenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.19
First Amending Supplemental Indenture to the Twentieth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.20
First Amending Supplemental Indenture to the Sixteenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.21
First Amending Supplemental Indenture to the Thirteenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.22
First Amending Supplemental Indenture to the Twenty-First Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.23
First Amending Supplemental Indenture to the Seventeenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.24
First Amending Supplemental Indenture to the Twenty-Second Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.25
First Amending Supplemental Indenture to the Third Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.26
First Amending Supplemental Indenture to the Fourth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.27
First Amending Supplemental Indenture to the Seventh Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.28
First Amending Supplemental Indenture to the Eighteenth Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Advantage Trust of Canada.

99.29	Third Supplemental Indenture, dated as of April 16, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc. and Computershare Trust Company of Canada.